Exhibit 99.1

Lufax Holding Ltd Announces Results of Extraordinary General Meeting

SHANGHAI, China, April 12, 2023 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced that each of the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting (the “EGM”) of shareholders held in Shanghai today, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

1. as a special resolution, THAT, conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the Fifth Amended and Restated Memorandum of Association and the Eighth Amended and Restated Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum of Association and the Ninth Amended and Restated Articles of Association; and

2. as an ordinary resolution, THAT, immediately effective upon the shareholders’ approval at the EGM (a) the Phase II Share Incentive Plan of the Company be terminated, to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company, (b) the Phase I Share Incentive Plan of the Company be amended and restated to merge the award pool of the Phase II Share Incentive Plan of the Company with the award pool of the Phase I Share Incentive Plan of the Company and to comply with the applicable rules under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), and (c) the 2019 Performance Share Unit Plan of the Company be amended and restated to comply with the applicable rules under the Listing Rules; and

3. as an ordinary resolution, to adjourn, subject to further notice, proposals 3, 4, and 5 that were set forth in the Company’s notice for the EGM published on March 13, 2023.

About Lufax

Lufax Holding Ltd is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc